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                                                                   Exhibit 99.62

(TRANSITION THERAPEUTICS INC. LOGO)

                                                           FOR IMMEDIATE RELEASE

                TRANSITION THERAPEUTICS ANNOUNCES SECOND QUARTER
                          FISCAL 2007 FINANCIAL RESULTS

TORONTO, ON, FEBRUARY 13, 2007 - TRANSITION THERAPEUTICS INC. ('Transition") (TSX: TTH), a biopharmaceutical company focused on developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended December 31, 2006.

RECENT HIGHLIGHTS

The second quarter of fiscal 2007 is highlighted by the strengthening of our financial position through a $25 million private placement and the continued advancement of our lead clinical development programs.

In November, we announced the completion of a private placement financing raising gross proceeds of $25 million from two funds managed by Great Point Partners, LLC. These proceeds will provide Transition a solid financial foundation for the development of its lead products for the treatment of Alzheimer's disease and diabetes.

FINANCIAL REVIEW

For the three-month period ended December 31, 2006, the Company recorded a net loss of $4,965,881 ($0.03 per common share) compared to a net loss of $5,307,972 ($0.04 per common share) for the three-month period ended December 31, 2005.

Research and development expenses decreased to $1,788,488 for the three-month period ended December 31, 2006 from $2,337,439 for the same period in fiscal 2006. These decreases were primarily the result of decreases in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) clinical trials, the reimbursement by Elan for a portion of the AZD-103 development costs incurred, a decrease in patent expenses, as well as the reimbursement of E1-I.N.T.(TM) development costs resulting from the amended Novo Nordisk agreement and the reimbursement by JDRF for a portion of the GLP1- I.N.T.(TM) development costs incurred.

General and administrative expenses increased to $1,051,963 for the three-month period ended December 31, 2006 from $754,431 for the three-month period ended December 31, 2005. The increase is due to transaction costs associated with the Elan co-development agreement, expenses relating to the amalgamation of various subsidiaries, increased option expenses and an increase in salaries and associated recruiting fees incurred to strengthen the finance and management teams.

Amortization for the three-month period ended December 31, 2006, was $2,465,726 as compared to $2,189,652 for the same period in fiscal 2006. The increase in amortization primarily resulted from amortization expense relating to the technology, products, and patents acquired from Ellipsis Neurotherapeutics Inc.
(ENI) and technology, patents, and workforce resulting from the purchase of certain assets of Protana.

Interest income for the three-month period ended December 31, 2006, was $344,423 as compared to $86,692 for the same period in fiscal 2006. These increases primarily resulted from increased cash balances due to the November 2006 private placement and the upfront payment received from Elan. Interest income is expected to decrease in the third quarter of fiscal 2007 as cash balances are reduced for normal course operating expenditures.

The Company has re-filed its June 30, 2006 audited consolidated financial statements and its September 30, 2006 unaudited first quarter consolidated financial statements and related management's discussion and analysis to revise the accounting treatment related to the acquisition of ENI. Specifically, the impact on the consolidated financial statements relates to the removal of contingent consideration payable by the Company which was originally recorded on the transaction and the corresponding effects on both the amortization of the technology, products and patents and the future income tax liability. The economics of the ENI acquisition remain unchanged and the revision only reflects a change in the accounting for the transaction and does not have any cash flow implications. Full details of the revision can be found in the revised June 30, 2006 and September 30, 2006 first quarter consolidated financial statements and related management's discussion and analysis which have been SEDAR filed.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes and AZD-103 for the treatment of Alzheimer's disease. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary

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drug discovery engine. Transition's shares are listed on the Toronto Stock
Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Financial Statements to Follow
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CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                     DECEMBER 31,     JUNE 30,
                                                         2006           2006
                                                           $             $
                                                     ------------   -----------
                                                                      Revised
ASSETS
CURRENT
Cash and cash equivalents                              22,687,396     4,074,582
Short-term investments                                 19,873,608    10,930,855
Due from Elan Pharma International Limited                679,773            --
Receivables                                               306,016       371,663
Investment tax credits receivable                       1,252,222     1,176,066
Research inventory                                        507,169       587,501
Prepaid expenses and deposits                             355,756       469,956
Assets held for sale                                       25,000       381,948
                                                     ------------   -----------
TOTAL CURRENT ASSETS                                   45,686,940    17,992,571
Long-term research inventory                            1,880,714     2,638,098
Deferred charges                                          111,792       116,208
Capital assets, net                                     1,327,514     1,596,643
Intangible assets                                      16,490,044    21,784,504
                                                     ------------   -----------
                                                       65,497,004    44,128,024
                                                     ============   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                2,120,266     3,396,013
Current portion of long-term debt                              --       292,124
Current portion of deferred revenue and advances          531,435       657,541
Current portion of obligation under capital leases             --        18,390
                                                     ------------   -----------
TOTAL CURRENT LIABILITIES                               2,651,701     4,364,068
Deferred revenue and advances                           9,951,350     1,596,727
Obligation under capital leases                                --        30,401
Leasehold inducement                                       97,172       102,888
Future tax liability                                           --     2,729,422
                                                     ------------   -----------
TOTAL LIABILITIES                                      12,700,223     8,823,506
                                                     ------------   -----------
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                      123,556,331    99,563,853
   Contributed surplus                                  4,487,752     4,469,987
   Stock options                                        1,089,514       774,858
Deficit                                               (76,336,816)  (69,504,180)
                                                     ------------   -----------
TOTAL SHAREHOLDERS' EQUITY                             52,796,781    35,304,518
                                                     ------------   -----------
                                                       65,497,004    44,128,024
                                                     ============   ===========

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CONSOLIDATED STATEMENTS OF LOSS
(Unaudited)

                                                SIX-MONTH      Six-month     THREE-MONTH     Three-month
                                              PERIOD ENDED   period ended    PERIOD ENDED   period ended
                                              DECEMBER 31,   December 31,    DECEMBER 31,   December 31,
                                                  2006           2005            2006           2005
                                                    $              $               $              $
                                              ------------   ------------   -------------   ------------
REVENUES
Milestone revenue                                 552,650             --              --             --
Licensing fees                                     65,622         65,622          32,811         32,811
Management fees from ENI                               --        239,930              --        157,840
                                              -----------     ----------    ------------     ----------
                                                  618,272        305,552          32,811        190,651
                                              -----------     ----------    ------------     ----------
EXPENSES
Research and development                        3,419,508      3,817,133       1,788,488      2,337,439
General and administrative                      2,081,356      1,446,744       1,051,963        754,431
Amortization                                    5,434,033      4,199,983       2,465,726      2,189,652
Foreign exchange loss (gain)                        8,483        (64,256)         (3,577)       (48,367)
Loss on disposal of capital assets and
   assets held for sale                            41,614          6,081          27,515          2,112
Write-down on short term investments               51,000             --          13,000             --
                                              -----------     ----------    ------------     ----------
                                               11,035,994      9,405,685       5,343,115      5,235,267
                                              -----------     ----------    ------------     ----------
Loss before the following                     (10,417,722)    (9,100,133)     (5,310,304)    (5,044,616)
Interest income, net                              455,664        180,476         344,423         86,692
Equity loss in affiliate                               --       (345,683)             --       (183,315)
Gain (losses) of company transferred under
   contractual arrangement                        400,000       (364,920)             --       (166,733)
                                              -----------     ----------    ------------     ----------
Loss before income taxes                       (9,562,058)    (9,630,260)     (4,965,881)    (5,307,972)
Recovery of future income taxes                 2,729,422             --              --             --
                                              -----------     ----------    ------------     ----------
NET LOSS FOR THE PERIOD                        (6,832,636)    (9,630,260)     (4,965,881)    (5,307,972)
                                              -----------     ----------    ------------     ----------
BASIC AND DILUTED NET LOSS PER COMMON SHARE   $     (0.04)    $    (0.08)   ($      0.03)    $    (0.04)
                                              ===========     ==========    ============     ==========

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CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2006 AND YEAR ENDED JUNE 30, 2006 (Unaudited)

                                    Number of      Share     Contributed    Stock              Exchange     Total     Shareholders'
                                      Shares      Capital      Surplus     Options   Warrants   Rights     Deficit        Equity
                                   -----------  -----------  -----------  ---------  --------  --------  -----------  -------------
BALANCE, JULY 1, 2005              120,096,077   77,254,351   2,811,966     743,628   486,615   388,000  (46,486,090)   35,198,470
Share issued for purchased assets
   of Protana, net                   2,000,000    1,184,569          --          --        --        --           --     1,184,569
Issued pursuant to bought deal
   financing, net                   15,575,000    9,648,600          --          --        --        --           --     9,648,600
Issued on exercise of Exchange
   Rights                            1,239,600    1,009,437          --          --        --  (145,500)          --       863,937
Exchange Rights expired
   unexercised                              --           --     242,500          --        --  (242,500)          --            --
Expiry of share purchase warrants           --           --     486,615          --  (486,615)       --           --            --
Issued on acquisition of ENI, net   18,985,308   10,727,317          --          --        --        --           --    10,727,317
Issued to acquire patent
   portfolio                           414,492      286,000          --          --        --        --           --       286,000
Cancellation of shares issued to
   ENI                                (884,956)    (559,475)    559,475          --        --        --           --            --
Stock options exercised                 22,902       13,054          --      (5,038)       --        --           --         8,016
Stock options expired                       --           --     369,431    (369,431)       --        --           --            --
Stock-based compensation expense            --           --          --     405,699        --        --           --       405,699
Net loss for the year revised               --           --          --          --        --        --  (23,018,090)  (23,018,090)
                                   -----------  -----------   ---------   ---------  --------  --------  -----------   -----------
BALANCE, JUNE 30, 2006 REVISED     157,448,423   99,563,853   4,469,987     774,858        --        --  (69,504,180)   35,304,518
                                   -----------  -----------   ---------   ---------  --------  --------  -----------   -----------
Stock options exercised
   [note 8[c][ii]]                      29,566       27,727          --     (11,192)       --        --           --        16,535
Stock options expired
   [note 8[c][iii]]                         --           --      17,765     (17,765)       --        --           --            --
Stock-based compensation expense            --           --          --     343,613        --        --           --       343,613
Issued pursuant to private
   placement, net [note 8[b][i]]    26,881,720   23,964,751          --          --        --        --           --    23,964,751
Net loss for the six-month period
   ended December 31, 2006                  --           --          --          --        --        --   (6,832,636)   (6,832,636)
                                   -----------  -----------   ---------   ---------  --------  --------  -----------   -----------
BALANCE, DECEMBER 31, 2006         184,359,709  123,556,331   4,487,752   1,089,514        --        --  (76,336,816)   52,796,781
                                   ===========  ===========   =========   =========  ========  ========  ===========   ===========

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CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                                 PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                                 DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                     2006           2005           2006           2005
                                                       $              $              $              $
(Unaudited)                                      ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                           (6,832,636)    (9,630,260)    (4,965,881)    (5,307,972)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                                 156,762        261,790         78,855        235,088
      intangible assets                            5,394,460      4,106,586      2,445,464      2,109,740
      deferred charges                                 4,416          4,416          2,208          2,208
      leasehold inducement                            (5,716)            --         (2,858)            --
   Leasehold inducement                                   --         51,444             --         25,722
   Write-off of research inventory                    15,422             --             --
   Recovery of future income taxes (2,729,423)            --             --             --
   Stock-based compensation expense                  343,613        116,523        173,084         73,953
   Equity loss in ENI                                     --        345,683             --        183,315
   Losses of company transferred under
      contractual arrangement                             --        364,920             --        166,733
   Loss on disposal of capital assets
      and assets held for resale                      59,290          6,081         36,514          2,112
   Write-down on short-term investments               51,000             --         13,000             --
   Management fees from ENI                               --       (239,930)            --       (157,840)
   Foreign exchange loss (gain)                        8,583        (37,465)            --        (37,465)
                                                  ----------    -----------    -----------     ----------
                                                  (3,549,651)    (4,634,790)    (2,219,614)    (2,704,406)
Net change in operating assets
   and liabilities                                 7,289,302       (865,362)     7,472,072        136,831
                                                  ----------    -----------    -----------     ----------
CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                            3,739,651     (5,500,152)     5,252,458     (2,567,575)
                                                  ----------    -----------    -----------     ----------
INVESTING ACTIVITIES

Maturity of short-term investments 10,810,855     14,000,748             --             --
Purchase of short-term investments (19,804,608)           --    (19,804,608)
Acquisition of Protana assets                             --     (3,109,756)            --     (3,109,756)
Proceeds of assets held for resale                   235,223             --         78,589             --
Investment in ENI                                         --       (381,062)            --       (381,062)
Purchase of capital assets                           (31,541)       (85,120)       (22,377)        17,471
Purchase of intangible assets                        (50,000)            --             --             --
Proceeds on disposal of capital assets 32,655          3,433            285            421
Cash received under contractual
   arrangement                                            --        475,000             --             --
                                                  ----------    -----------    -----------     ----------
CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                           (8,807,416)    10,903,243    (19,748,111)    (3,472,926)
                                                  ----------    -----------    -----------     ----------
FINANCING ACTIVITIES
Repayment of long-term debt                         (300,707)      (242,673)            --       (242,673)
Repayment of obligation under
   capital leases                                         --         (8,344)            --         (8,344)
      Proceeds from issuance of common
   shares, net                                    23,981,286          8,016     23,977,504          8,016
Deferred costs paid                                       --        (62,927)            --        (62,927)
                                                  ----------    -----------    -----------     ----------
CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                           23,680,579       (305,928)    23,977,504       (305,928)
                                                  ----------    -----------    -----------     ----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS DURING
   THE PERIOD                                     18,612,814      5,097,163      9,481,851     (6,346,429)
Cash and cash equivalents, beginning
   of period                                       4,074,582      6,598,221     13,205,545     18,041,813
                                                  ----------    -----------    -----------     ----------
CASH AND CASH EQUIVALENTS, END
   OF PERIOD                                      22,687,396     11,695,384     22,687,396     11,695,384
                                                  ==========    ===========    ===========     ==========

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Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz                           Elie Farah
Chief Executive Officer                 Chief Financial Officer
Transition Therapeutics Inc             Transition Therapeutics Inc.
Phone: 416-260-7770, x.223              Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com        efarah@transitiontherapeutics.com